Exhibit (a)(11)

INFOCUS REAFFIRMS RECOMMENDATION OF TENDER OFFER

BY IMAGE HOLDINGS CORPORATION

WILSONVILLE, Oregon, May 15, 2009 – InFocus Corporation (NASDAQ: INFS) today announced that it has reaffirmed its unanimous recommendation that the InFocus shareholders accept and tender their shares pursuant to the tender offer (the “Offer”) currently being conducted by Image Holdings Corporation (“Parent”) and IC Acquisition Corp. (“Purchaser”). The offer is being conducted pursuant to the terms of a definitive merger agreement (the “Merger Agreement”) among InFocus, Parent and Purchaser. Under the terms of the Offer and the Merger Agreement, Parent and Purchaser have offered to acquire all outstanding shares of InFocus stock at $0.95 per share, or approximately $39 million in total.

On April 22, 2009 InFocus announced that it had received an unsolicited takeover proposal from a third-party (the “Alternative Proposal”). Throughout the period from April 23, 2009 through May 14, 2009, InFocus and its representatives engaged in discussions with the party that submitted the Alternative Proposal, including extensive negotiations concerning the terms and conditions of the Alternative Proposal and discussions concerning legal and business due diligence matters. However, the party submitting the Alternative Proposal has failed to submit a binding proposal for the acquisition of the Company. Additionally, the transaction contemplated by the Alternative Proposal would have been subject to the receipt of various foreign regulatory approvals, the availability and timing of which would have been subject to substantial uncertainties.

Accordingly, the InFocus Board has rejected and recommended against the Alternative Proposal, and InFocus has ceased discussions with the person submitting the Alternative Proposal. The InFocus Board hereby affirms its unanimous recommendation that the InFocus shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if applicable, approve the Merger and approve and adopt the Merger Agreement.

NOTICE TO INVESTORS: The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of InFocus. InFocus shareholders are urged to read the tender offer statement on Schedule TO, letter of transmittal and other materials relating to the tender offer filed with the SEC by Radisson Investment Limited, Image Holdings Corporation and IC Acquisition Corp., as these materials contain important information, including the various terms of, and conditions to, the tender offer. InFocus shareholders should also read the Solicitation/Recommendation Statement on Schedule 14D-9 and related materials filed with the SEC by InFocus. Shareholders can obtain a copy of the tender offer statement on Schedule TO, letter of transmittal and other related materials as well as the InFocus Solicitation/Recommendation Statement on Schedule 14D-9 free of charge from the SEC’s Edgar Database, which can be accessed through the SEC’s Internet site (http://www.sec.gov), or from the information agent for the tender offer, Georgeson, Inc., by calling (800) 460-0079. We urge InFocus shareholders to carefully read those materials prior to making any decision with respect to the tender offer.

Forward-Looking Statements

This press release contains forward-looking statements including statements concerning the proposed acquisition of InFocus, the expected completion of the transaction and certain unsolicited offers received by InFocus. Investors are cautioned that all forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from those in the forward-looking statements. Factors that could cause actual results to differ from these forward-looking statements include, but are not limited to, conditions affecting the industries in which InFocus operates, the parties’ ability to satisfy the conditions to the offer and the merger and to consummate the transactions, the ability of InFocus to realize anticipated cost savings, and other risk factors found in the InFocus annual report on Form 10-K for the year ended December 31, 2008, and quarterly report on Form 10-Q for the period ended March 31, 2009. The forward-looking statements contained in this press release speak only as of the date on which they are made and InFocus does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by applicable law

Contacts

Lisa K. Prentice

Chief Financial Officer

503-685-8980

David Woolf

Vice President of Marketing

503-685-8952

david.woolf@infocus.com